EXHIBIT 99.1

NewsRelease

Final Environmental Review Demonstrates Keystone XL Should be Approved

Calgary, Alberta – January 31, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) welcomed the U.S. Department of State’s (DOS) latest environmental analysis of the Keystone XL Pipeline.  The report’s conclusions are consistent with results contained in over 15,000 pages of detailed scientific analysis in four previous environmental reviews of Keystone XL dating back to the spring of 2010.

“The environmental analysis of Keystone XL released today once again supports the science that this pipeline would have minimal impact on the environment,” said Russ Girling, TransCanada’s president and chief executive officer.  “The next step is making a decision on a Presidential Permit for Keystone XL.  I believe that this project continues to be in the national interest of the United States for two main reasons: supporting U.S. energy security and the thousands of jobs our multi-billion dollar project will create.”

Girling adds that according to the U.S. Energy Information Administration and the International Energy Agency, the United States will continue to require millions of barrels of oil to be imported every day to meet its own needs for decades.

“It just makes sense for more of that supply to come from right here in North America,” added Girling.   “Let’s get this done - it’s time to bring over five years of regulatory review to an end and build this critical new piece of North American energy infrastructure.”

The Final Supplemental Environmental Impact Statement issued today draws the following key conclusions:

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Keystone XL is “unlikely to significantly impact the rate of extraction in the oil sands or the continued demand for heavy crude oil at refineries in the United States based on expected oil prices, oil-sands supply costs, transports costs and supply-demand scenarios.”

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Rail, along with ocean tanker and other pipeline alternatives exist to transport crude oil from the Western Canada Sedimentary Basin and Bakken region to Gulf Coast refineries. All other alternatives to Keystone XL are less efficient methods of transporting crude oil, resulting in significantly more greenhouse gas emissions, oil spills and risks to public safety.

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The incorporation of 59 Special Conditions and dozens of other extra spill prevention and mitigation measures will ensure that Keystone XL will “have a degree of safety over any other typically constructed domestic oil pipeline system under current code.”

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Keystone XL will support approximately 42,100 direct, indirect and induced jobs and approximately $2 billion in earnings throughout the United States. It would contribute approximately $3.4 billion to U.S. gross domestic product and provide a substantial increase in tax revenues for local counties along the pipeline route, with 17 of 27 counties expected to see tax revenues increase by 10 per cent or more.

Americans continue to support Keystone XL. Over the last three years more than 15 polls have indicated that the majority of Americans from all political backgrounds support the Keystone XL project. In September of 2013, a survey by the non-partisan Pew Research Center indicated that 65 per cent of Americans continue to favor building the Keystone XL pipeline.

“It was North American producers and refiners who asked TransCanada to build Keystone XL and connect their refineries with Canadian and U.S. oil fields,” said Girling. “They need the oil from this pipeline system to create products we all rely on – fuel for our vehicles, heat and air conditioning for our homes, diesel for farm tractors and heavy equipment, and thousands of consumer products that are made from petroleum-based products.”

Girling added Keystone XL is “not about energy versus the environment; it’s about where Americans want to get their oil.  Keystone XL will displace heavy oil from places such as the Middle East and Venezuela, and of the top five regions the U.S. imports oil from, only Canada has substantial greenhouse gas regulations in place.”

Keystone XL is currently the largest infrastructure project on the books in the U.S. and will benefit American families and the U.S. economy. In addition to the 9,000 construction jobs Keystone XL would create, local contractors and local businesses in the counties along the pipeline’s route will benefit as well – restaurants, hotels, department stores, tire shops – the list goes on.

To date, TransCanada has entered into contracts for Keystone XL with over 50 suppliers across the U.S. and invested more than $2 billion to purchase materials and related services for items ranging from the steel pipe and thousands of valves and fittings, to transformers and large electric motors for pumping stations and cabling and electrical equipment to connect our vast pipeline monitoring systems.

Girling says the number one focus for TransCanada will be ensuring the pipeline is one of the safest and most technologically advanced pipelines in North America. “No other company has agreed to operate with all of the additional safety and operating procedures that TransCanada has,” he says. “That speaks volumes to our commitment to minimizing the impact of our pipeline, and ultimately to the environment and communities it will operate through.”

TransCanada’s existing Keystone Pipeline has safely and reliably delivered more than 550 million barrels of crude oil from Canada to refinery markets in the U.S. Midwest since it began operation in July 2010.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate,” “expect,” “would,” “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada and its subsidiaries’ future financial and operation plans and outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders filed November 5, 2013 and 2012 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522